Inspired Builders, Inc.
9595 Wilshire Boulevard, Suite 801
Beverly Hills, California 90210

January 13, 2014

VIA EDGAR
John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Inspired Builders, Inc. Item 4.01 Form 8-K Filed January 8, 2013 File No. 333-171636

Dear Mr. Greene:

Inspired Builders, Inc. (“Inspired Builders”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the Securities and Exchange Commission (the “Commission”), dated January 10, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.
Please amend the Form 8-K to state, if true, that the former accountant’s reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. See Item 304(a)(1)(ii) of Regulation S-K

RESPONSE:  We have amended the Form 8-K to state that none of the three audit reports provided by our former auditor contained an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:  We have obtained and filed an updated Exhibit 16 letter from our former auditor stating that he agrees with the statements made in the amended Form 8-K.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission ; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Inspired Builders, Inc.

By:	/s/ Matthew Nordgren
Name:	Matthew Nordgren
Title:	Chief Executive Officer